Oncolytics Biotech® Appoints Former Ambrx Executive as Chief Business Officer to Drive Business Development Strategy

SAN DIEGO, CA and CALGARY, AB, June 30, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced the appointment of Andrew Aromando as Chief Business Officer.

Mr. Aromando most recently served as Chief Operating Officer at Ambrx Biopharma, where his contributions were instrumental in the $2 billion acquisition of the San Diego-based biotech by Johnson & Johnson. In his role at Oncolytics, Mr. Aromando will be responsible for leading global business development. He will also be directly involved with developing corporate, clinical and regulatory strategies. Among his key priorities will be optimizing the value of the Company’s expansive suite of promising clinical data for pelareorep in multiple tumor types, including pancreatic, breast, and anal cancers.

“Andrew’s experience will be invaluable as we pursue aggressive clinical and business development strategies to maximize the value of pelareorep on an accelerated timeline,” said Jared Kelly, Chief Executive Officer of Oncolytics. “He is a proven industry leader with a successful track record of navigating complex transactions and partnerships and an outstanding addition to our executive team.”

Mr. Aromando added, “I’m thrilled to join Oncolytics at such a pivotal moment in its evolution. With promising data in difficult-to-treat cancers and a compelling body of clinical evidence in over 1,100 patients, I believe the Company is uniquely positioned to deliver meaningful value to patients and other stakeholders in the near term.”

Mr. Aromando has over 30 years of experience in the life sciences industry. He has served more than 20 years in C-level positions at leading oncology-focused biopharma companies and global service providers. His senior executive roles at these companies were centered on strategic planning, corporate development, portfolio optimization, and product commercialization. He earned his BA from The College of New Jersey and MA from Rutgers University.

As a material inducement to Mr. Aromando’s appointment as Chief Business Officer, and in accordance with NASDAQ Listing Rule 5635(c)(4), Mr. Aromando has been awarded an initial stock option grant exercisable for 750,000 shares with an exercise price of CAD$0.93, vesting equally over three years with a term of 5 years from the date of grant. The Company also granted Mr. Aromando 500,000 restricted stock units, which vest upon the Company entering into a definitive agreement for certain transactions providing for the acquisition of the Company or the exclusive license of pelareorep.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning “cold” tumors “hot” -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our plans, objectives and strategies; our focus on advancing pelareorep into registration enabling studies; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com